UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 6, 2025

Commission File Number: 001-41884

SRIVARU Holding Limited

(Exact name of Registrant as specified in its charter)

3rd Floor, Genesis House, Unit 18, Genesis Close,

George Town, P.O Box 10655,

Grand Cayman KY1-1006,

Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

SRIVARU Holding Limited (the “Company”) announces key updates in its leadership structure as part of its ongoing efforts to streamline operations and enhance financial oversight.

The Company’s Board of Director, Lata Gullapalli, has resigned from her position.

Additionally, as part of our operational streamlining process, the Company has replaced Chief Financial Officer Weng Kiat (Adron) Leow, who was remotely operating from Malaysia, with Balaji Jagadish, who will be based on-premise at the operating company. This transition is expected to enhance in-person financial oversight and management, ensuring a stronger alignment with business operations.

In accordance with the Company’s Articles of Association, the remaining directors have the authority to appoint new directors. The Company has initiated the process of engaging independent professional board members to restore board composition and strengthen governance.

The Company will update its internal records accordingly and will provide further details to stakeholders in subsequent communications.

This report on Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statements under the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: March 6, 2025
SRIVARU Holding Limited

/s/ Mohanraj Ramasamy
Mohanraj Ramasamy
Chief Executive Officer